Exhibit 10.2

EXECUTIVE EMPLOYMENT AGREEMENT

BETWEEN:

Sirona Dental Systems, Inc., a Delaware corporation, having an office at 30-30 47th Avenue, Long Island City, New York;

Hereinafter referred to as “the Company”;

AND:

M. Ulrich Michel, residing at;

Avenue Marquis de Villalobar 34,

1150 Brussels, Belgium

Hereinafter referred to as “Executive”;

TAKING INTO ACCOUNT THE FOLLOWING:

WHEREAS the Company undertakes and warrants that the Executive will be hired as the Chief Financial Officer (“CFO”) of the Company, effective (i) the later of ninety (90) days from the date this agreement or the last date in which the incumbent Chief Financial Officer has such title, but in no event later than December 1, 2013, or (ii) a date sooner than ninety (90) days from Execution Date, if mutually agreed to by the parties (each (i) and (ii) an “Effective Date”).

WHEREAS, it is understood that Executive will commence employment with the Company effective 90 days from the Execution Date;

WHEREAS, the Company and the Executive wish to determine in a written agreement (the “Agreement”) the terms and conditions under which the latter will perform the office as CFO of the Company commencing on the Effective Date;

WHEREAS, the Execution Date of this Agreement is the date this Agreement is mutually executed by both parties (the “Execution Date”).

IT HAS BEEN AGREED AS FOLLOWS:

Article 1 – Object of the Agreement

1.	The Executive agrees to perform the office of CFO of the Company. In his capacity of CFO, the Executive will manage the financial affairs of the Company subject to the terms and conditions of the Agreement.

Article 2 – The Conditions of the Agreement

1.	Executive shall exercise such authority, perform such executive duties and functions and discharge such responsibilities as are reasonably associated with Executive’s position and commensurate with the authority vested in Executive’s position by this Agreement.

2.	Executive agrees that he will at all times devote his best efforts, skill and ability to: (i) promote the Company’s interests; (ii) work with other employees of the Company, its divisions, subsidiaries and affiliates; and (iii) perform his services to the Company and his responsibilities as a senior executive of the Company in a competent and professional manner.

3.	Executive’s services to the Company shall be full business-time and exclusive during the period of his employment. Notwithstanding the foregoing, Executive shall be permitted to (i) engage in charitable and civic activities, provided that such activities (individually or collectively) do not materially interfere with the performance of Executive’s duties or responsibilities under this Agreement and (ii) manage his personal affairs, investments and finances. Executive may sit on the Board of Directors of another organization upon written consent of the Board of Directors of the Company.

4.	The Executive will be provided with the necessary infrastructure, logistical support and documentation of the Company insofar as it is necessary for the proper performance of the Agreement.

5.	The Executive shall report to the Chief Executive Officer.

6.	The Executive shall perform his office as CFO of the Company as a normal prudent Executive, with due diligence and in accordance with generally accepted and consistently applied business practices. The Executive shall, at all times, (a) take into consideration the objectives and best interest of the Company, (b) comply with all applicable laws and regulations and (c) comply with all corporate policies and codes of business ethics established by the Company, including, but not limited to, policies relating to technology, operations, human resources, finance, and proposal and contract approvals.

7.	In view of the International scope of activities and business of the Company, the Executive acknowledges and accepts that proper performance of his duties may require that he travels to other locations abroad and performs temporary assignments at various Company locations throughout the world.

8.	The Executive will be covered by the Sirona Director and Officers Policy, covering the liability of the Company directors and officers.

Article 3 – Base Salary

1.	As compensation for Executive’s services under this Agreement, the Company shall pay the Executive a base salary (“Base Salary”) in the amount of four hundred and twenty thousand Euros’ (EUR 420,000.00) per annum for the Employment Term payable in accordance with the Company’s normal payroll practices, but not less than monthly.

2.	The Compensation Committee of the Company’s Board of Directors will review the Executive’s base salary no less than annually with a view toward possible increase. In no event shall the Executive’s base salary be reduced during the Employment Term.

Article 4 – Incentives

1.	Provided that Executive is an active employee (i.e. rendering services to the Company and not on voluntary leave of absence, except for federal holidays, the annually allotted days of vacation or sick days) of the Company on the last day of the Company’s fiscal year, and that the Executive has met certain annual performance objectives that have been previously agreed upon by Executive and the Company, Executive shall be eligible to receive the following incentives:

a.	Annual Bonus. Executive shall be eligible to participate in the Company’s Executive Bonus Plan. Pursuant to terms of the Executive Bonus Plan, the Executive’s bonus target shall be 70% of his then-current Base Salary. Moreover, your annual bonus can be as high as 140% of your annual base salary based on extraordinary achievements of performance bonus targets as defined by the Board. On an annual basis, the Compensation Committee of the Board of Directors shall set the target goals and determine if they have been reached by the Executive.

b.	Long Term Incentives. Promptly on the Execution Date, the Company shall make an initial grant to Executive, pursuant to and in accordance with the Company’s 2007 Incentive Plan (the “Plan”), of an aggregate number of restricted stock units and non-qualified incentive stock options which are valued at no less than $850,000 on the date of grant. Such grant shall be comprised of 50% restricted stock units and 50% non-qualified incentive stock options, valued as of the date of grant. The vesting shall be as follows: (i) on the restricted stock, one third (1/3) will vest on the second anniversary of the grant, one third (1/3) will vest on the third anniversary of the grant, and one third (1/3) will vest on the fourth anniversary of the grant; (ii) on the stock options, twenty-five percent (25%) will vest on the first anniversary of the grant, twenty-five percent (25%) will vest on the second anniversary of the grant, twenty-five percent (25%) will vest on the third anniversary of the grant, and twenty-five percent (25%) will vest on the fourth anniversary of the grant.

c.	Executive shall be eligible to receive additional annual grants of RSUs and Stock options on an annual basis at the discretion of the Compensation Committee of the Board of Directors.

d.	Executive shall be made whole on his 2013 former employer’s bonus at 100% of target. Such payment shall be made on January 6, 2014.

e.

Unvested Equity. In addition, in acknowledgement of the Executive’s forfeiture of certain equity grants from his former employer, on the Execution Date, the Company shall grant to Executive, pursuant to and in accordance with the Plan, a certain number of unvested restricted stock units and stock options valued (on the Execution Date) at approximately $1,411,000 (value to be recalculated on the Execution Date). The grant shall be in the form of 50% RSU’s and 50% stock options. Such restricted stock units and stock options shall vest and contain terms that are the same as the equity being forfeited provided such terms comply with the Plan. In the event of a termination of employment pursuant to Article 13(2) (a) (b) or (e), or Good Reason as defined in 10.4., such equity granted by the Company described in this paragraph shall become fully vested.

f.	Cash Incentive Cycles. In addition, in acknowledgement of the Executive’s forfeiture of incentives related to his prior employer’s cash incentive cycles bonus scheme, the Company shall grant to Executive on the Execution Date of this Agreement, pursuant to and in accordance with the Plan, a certain number of unvested restricted stock units and stock options valued (on the Execution Date) at approximately $911,000 (value to be recalculated on the Execution Date). The grant shall be in the form of 50% RSU’s and 50% stock options, all of which shall cliff vest on February 29, 2016. In the event of a termination of employment pursuant to Article 13(2) (a) (b) or (e), or Good Reason as defined in 10.4., such Stock Options and RSU’s granted by the Company described in this paragraph shall become fully vested.

g.	All equity granted pursuant to Article 4 shall vest upon a change of control. For the purposes of this Agreement Change of Control shall take place based upon the following events: (i) the acquisition by any person, other than the Company or the Company’s parent or any of the parent’s subsidiaries, of beneficial ownership of 50% or more of the combined voting power of the Company’s then outstanding voting securities; (ii) the purchase of a majority of the shares of common stock of the Company under a tender offer or exchange offer, other than an offer by the Company or the Company’s parent or any of the parent’s subsidiaries; or (iii) the completion of a merger, liquidation or dissolution of the Company, or the sale of all or substantially all of the assets of the Company, in each case that does not result in the Company’s parent retaining direct or indirect control of the Company.

Article 5 – Company Car

1.	The Company shall provide the Executive with the use of a Company car commensurate with the Executive’s position and title, pursuant to the terms and conditions of the Company’s car policy which is subject to change from time to time. All costs associated with the use of the car shall be borne by the Company.

Article 6 – Other Benefits

1.

General. Executive shall be entitled to participate in such benefits plans as the Company may have or establish from time to time and in which Executive would be entitled to participate pursuant to the terms thereof on the same basis as other similarly situated executives of the Company, including but not limited to the Company’s life and disability insurance policy. Executive shall receive EUR 22,000 per annum allowance for contribution in Executive’s deferred compensation plan. The Executive shall also receive an allowance of Euro 12,000 per annum for additional medical coverage. The foregoing, however, shall not be construed to require the Company to establish any such plans or to prevent the modification or termination of any such plans once established, and no such action or failure to act shall affect this Agreement. Such allowances described herein shall be grossed up so there will be no tax disadvantage to the Executive.

2.	Vacation. Executive shall be entitled to thirty (30) business days during each calendar year this Agreement is in effect, prorated for partial years of employment hereunder, to be used at such times and for such periods as may be approved in advance by the Company. Such vacation days shall be in addition to Company holidays and shall be administered in accordance with the Company’s vacation policy in effect from time to time.

3.	Miscellaneous Benefits. The Company shall provide the Executive with the following miscellaneous benefits during the time he is employed by the Company:

•	a “smartphone” for sending and receiving e-mail and making phone calls for use by Executive during the time he is employed by the Company;

•

a laptop computer purchased by the Company for office/home/travel use; provided, that in the event Executive ceases to be employed by the Company, Executive shall return the computer to the Company; and

•	The Executive will also be reimbursed for reasonable amounts of tax advice and financial planning services.

Article 7 – Expenses

1.	The Company shall promptly reimburse Executive for all reasonable out-of-pocket expenses incurred or paid by Executive in the performance of his duties hereunder. Executive shall be responsible for maintaining records reasonably satisfactory to the Company to substantiate all such expenses for which reimbursement is sought and shall furnish such records to the Company in accordance with its expense reimbursement policy in effect from time to time and previously disclosed to Executive.

Article 8 – Housing and School Allowance

1.	The Company will pay to the Executive a yearly housing allowance in an amount not to exceed EUR 72,000 for housing costs and utilities, including gas, water, electricity and maintenance. Such allowance shall be grossed up so there will be no tax disadvantage to the Executive. Moreover, the Company shall provide Executive with moving and relocation services.

2.	The Company will reimburse the Executive for the education costs of his dependent children in grade K to 12 (or up to the end of secondary school). Reimbursement under this provision shall be limited to tuition fees, books and necessary supplies, and local school transportation. Such allowance shall be grossed up so there will be no tax disadvantage to the Executive.

Article 9 – Confidentiality

1.	Definition of Confidential Information. As used in this Agreement, “Confidential Information” means certain non-public information concerning the Company’s assets, operations, structure, technical processes and/or financial condition, including, but not limited to, research, product plans, products, services, suppliers, employment records, customer lists and customers (including, but not limited to, customers of the Company on whom the Executive called or with whom the Executive became acquainted while serving as an executive of the Company), prices and costs, markets, trade secrets, know-how, software, technology code and programs, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware-configuration information, marketing plans and strategies, business acquisition plans, licenses, finances, budgets and other business information disclosed to the Executive by the Company, either directly or indirectly, and whether in writing, orally or by drawings or observation of parts or equipment, or created by the Executive in his capacity as an employee of the Company and during the period the Executive served as an employee of the Company, whether or not during working hours. “Confidential Information” includes, but is not limited to, information pertaining to any aspect of the Company’s business which is either information not known by actual or potential competitors of the Company or is proprietary information of the Company or its customers or suppliers, whether of a technical nature or otherwise. “Confidential Information” does not include any of the foregoing items that have become known to the general public or the trade, or made generally available through no act of the Executive in violation of this Article 9.1.

2.	Company Information. The Executive agrees at all times during the period the Executive serves as an employee of the Company (the “Employment Period”) and thereafter to hold in strictest confidence and not to use, except for the benefit of the Company, or to disclose to any person, firm, corporation or other entity without authorization of the Company, any Confidential Information of the Company obtained or created by the Executive, except to the extent that disclosure of such Confidential Information is required by applicable law (including, without limitation, by interrogatories, subpoena, or other requests for information or documents in connection with a legal proceeding). The Executive further agrees not to make copies of such Confidential Information except as authorized by or in connection with his service to the Company.

3.	Information of Former Employers and Others. The Executive has not breached and during the Employment Term will not breach any agreement to keep in confidence proprietary information, knowledge or data of any third party acquired in confidence or trust. The Executive agrees that the Executive will not disclose to the Company, or induce the Company to use, any confidential or proprietary information or material belonging to any previous employer or any other party in violation of any confidentiality or similar obligation of the Executive to such party.

4.

Third-Party Information. The Executive acknowledges that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. Provided that the Executive has been advised of the

Company’s obligations with respect to such information and that the confidential nature of such information is clearly indicated or reasonably apparent, the Executive agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Executive’s work for the Company consistent with the Company’s agreement with such third party.

5.	Return of Company Documents. At the time of termination of the Executive’s employment with the Company for any reason, the Executive agrees to deliver to the Company (and will not keep in the Executive’s possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, materials, flow charts, equipment, other documents or property or reproductions of any of the aforementioned items developed by the Executive pursuant to the Executive’s employment or otherwise belonging to the Company, its successors or assigns. The Executive further agrees that any property situated on the Company’s premises and owned by the Company, including disks and other storage media and filing cabinets and other work areas, is subject to inspection by Company personnel at any time with or without notice.

6.	The Executive will not be entitled to take or keep any transcript or copy of the Confidential Information, under whatever form, after the termination of the Agreement. All possible titles and/or intellectual rights that may be connected directly or indirectly with the Confidential Information belong to the Company and remain the sole property of the latter.

Article 10 – Non-Competition and Interference

1.	Acknowledgments by the Executive. The Executive acknowledges that: (a) the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary and intellectual character; (b) the Company competes with other businesses that are or could be located in any part of the United States and in other countries, territories and possessions; (c) the provisions of this Article 10 are reasonable and necessary to protect the Company’s business; and (d) the Executive, in the course of his employment or Company, will obtain access to Confidential Information of the Company as defined in Article 9.

2.	Covenants of the Executive. In consideration of the acknowledgments by the Executive of the compensation and benefits to be paid or provided to the Executive by the Company, the Executive covenants that he shall not, directly or indirectly, during the Executive’s employment (and except in the course of his employment hereunder) and a period thereafter as set forth below (the “Post-Employment Period”):

a.

during the Executive’s employment and for one year thereafter, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, lend the Executive’s name to, lend the Executive’s credit to or render services or advice to, any business which competes with the business being conducted by the Company during the Executive’s employment , provided, however, that this provision shall only apply to the Post-Employment period in the event that the Executive voluntarily resigns or is terminated by the Company for Cause; and that the Employee may purchase or otherwise acquire up to three percent of any class of securities of any enterprise if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, whether for the Employee’s own account or for the account of any other person or entity;

b.	during the Executive’s employment and for one year thereafter, directly or indirectly solicit business of the same or similar type being carried on by the Company during the Executive’s employment, from any person or entity known by the Executive to be a customer or referral source of the Company during the Executive’s employment, where the Executive either had personal contact with such person or entity during and by reason of the Executive’s employment with the Company or supervised the individual(s) who had responsibility for maintaining the customer’s relationship with Company; or

c.	during the Executive’s employment and for one year thereafter, solicit, employ or otherwise engage as an Executive, independent contractor or otherwise, any person who is or was an employee of the Company at any time during the Executive’s employment, or in any manner induce or attempt to induce any employee of the Company to terminate his employment with the Company.

3.	Binding Nature and Duration of Covenants; Disclosure. If any covenant in Article 10.2 is held to be unreasonable or against public policy, such covenant shall be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area as a court of competent jurisdiction may determine to be reasonable and not against public policy, shall be effective, binding and enforceable against the Executive. The period of time applicable to any covenant in Article 10.2 shall be extended by the duration of any violation by the Employee of such covenant.

4.	Notwithstanding any of the foregoing, the covenants in Article 10.2a, b and c shall not apply upon the occurrence of any of the following events: (i) Executive is demoted from the office of CFO; or (ii) Executives duties and responsibilities as CFO are materially and fundamentally diminished; or (iii) Executives’ Base Salary or Annual Bonus percentage are reduced; or (iv) the Executive is required to regularly perform his duties from a location that is not presently one of the three principal operating facilities of the Company; or (v) a significant reduction in Executives other compensation (mainly long term equity incentive compensation) and benefits (Articles 5, 6, 7, 8) has occurred (items (i)-(v) each being a “Good Reason”); notwithstanding the above, any reduction in equity incentive compensation that affects substantially all of the Company’s Executives’ shall not constitute Good Reason, provided such reduction is not continuous; and provided, however, in each case, that the provisions of Article 10.2a, b and c shall continue to apply unless Employer has been provided prompt written notice by Executive of the occurrence of an event described in this Article 10.4 and given ten (10) days to cure such failure.

Article 11 – Intellectual Property

1.	All systems, programs, software (object codes as well as source codes), documents, database, manuals, reports, trade secrets, inventions, improvements, know-how and all other work created, designed, developed or produced by the Executive, whether or not by using the facilities of the Company, in the course of or in relation with the performance of this Employment Agreement, or that relate to the activities of the Company (the “Works”) shall remain or become the exclusive property of the Company. This exclusivity implies but is not limited to the transfer and assignment of all intellectual and other proprietary rights in the Works to the Company.

2.	All intellectual and other proprietary rights in the Works (including but not limited to copyrights, trademark rights, rights on databases, rights on computer programs as well as patent rights) that have come into existence or will come into existence in the course of or in relation with the performance of the Agreement are immediately transferred and assigned to the Company as from their coming into existence at the time of contracting.

3.	The transfer and assignment of these intellectual and other proprietary rights in the Works includes, but is not limited to the transfer and assignment of the right to reproduce, modify, translate, adapt, use to make derivative works, distribute, rent, lend and/or communicate the Works to the public, partially or completely, in each and any way, for internal (including but not limited to research and development) and external use. The transfer and assignments is valid for all countries, in the most extensive way possible as permitted by law, without limitation in time other than the legal duration of validity of these rights and without further payment than the fee as provided for executing the Agreement.

4.	The Executive undertakes to fully inform the Company, upon first demand of the Company, that it has created, designed, developed or produced certain Works. The Executive undertakes to fully communicate all information and know-how in relation to the Works to the Company, and this immediately upon the creation, design, development or production of the Works.

5.	Should the Company decide, without having any obligations whatsoever, to file for any registered intellectual property rights in relation to a Work, the Executive undertakes, upon first demand of the Company, upon expenses borne by the Company, to provide all necessary or useful cooperation and to provide and sign all documents in order to permit, facilitate or accelerate any application for any registered intellectual property right. The Executive undertakes not to apply for any registered intellectual property right or to ask a third party to apply for a registered intellectual property right related to the Works without the written express authorization of the Company.

6.	The Company has the exclusive right to decide, when and how, to exploit the Works. Works that have not been exploited remain the exclusive property of the Company. The Company can adapt and modify the Works as it deems appropriate in order to exploit the Works. The Executive agrees not to oppose the adaptation or the modification of the Works. The Executive agrees that the Company may exploit the Works without mentioning the Executive’s name.

Article 12 – Reasonableness of Restrictions/Remedies

1.	The Executive acknowledges that the restrictions and limitations set forth in this Agreement are legitimate and fair in light of his access to Confidential Information and his substantial contacts with Clients of the Company. The Executive further acknowledges that the restrictions and limitations set forth in this Agreement are a material condition of his employment with the Company.

2.	If the Executive violates any provision of this Agreement, the Company shall be entitled to seek from the Executive reimbursement for damages caused by such breach. The Executive hereby expressly acknowledges and agrees that any breach or threatened breach of any provision of this Agreement may result in substantial, continuing and irreparable injury to the Company and that the Company’s remedies at law for a breach or threatened breach of any provision of this Agreement would be inadequate. Therefore, the Executive hereby agrees that, in addition to any other remedy that may be available to the Company, the Company, without the necessity of posting a bond, shall be entitled to seek injunctive relief, specific performance or other equitable relief by a court of appropriate jurisdiction in the event of any breach of threatened breach of Articles 9, 10 and 11 of this Agreement. The equitable remedies referenced in this section shall be in addition to, and not in substitution for or exclusion of, any other remedies available at law or in equity for any breach of any or all of the provisions of Articles 9, 10 and 11 of this Agreement.

Article 13 –Termination

1.	The Agreement shall enter into force on the Effective Date.

2.	The Agreement may be terminated under the following circumstances:

a)	Death: If the Executive dies during the duration of his Employment, then this Agreement and said rights to compensation under this Agreement, in all respects other than amounts previously due (i.e., accrued salary, accrued but unpaid bonus, accrued but unused vacation pay, vested benefits under all qualified and non-qualified retirement and deferred compensation plans maintained or sponsored by the Company or any affiliate of the Company, and accrued but unreimbursed expenses) (collectively, the “Accrued Amounts”), shall be terminated as of the date of death. Any payments that the Executive is entitled to as of the date of death will be paid to legal representatives in accordance with the Company’s policies and payroll practices, but no later than thirty (30) business days following the date of Executive’s death.

b)

Disability: If, by reason of illness, physical incapacity or mental incapacity, the Executive is adjudicated to be incompetent to manage his person or property by a court of competent jurisdiction or is determined by a qualified medical professional, who is selected by the Company and reasonably acceptable to the Executive, to be incapable of performing his “essential functions” (as defined in 29 CFR 1630.2) as an employee of the Company or is actually incapable of performing his “essential functions” as an employee of the Company as called for by this Agreement for a continuous period of twenty-two (22) weeks, or for shorter periods aggregating more than one hundred ten (110) work days in any consecutive twelve (12)-month period, then, at the Company’s option, employment and right to compensation shall terminate upon written notice from the Company to that effect; provided, however, that if it is reasonably determined by the Company that the Executive has a “disability” as defined under the Americans with Disabilities Act, said employment will not be terminated on the basis of such disability unless it is first determined by the Company after consultation with the Executive that there is no reasonable accommodation that would permit Executive to perform the essential functions of said position without imposing an undue hardship on the Company. During any period of disability, the Executive will be eligible for compensation in accordance with the terms of any applicable short or long term disability plan or program then in effect at the Company. During any period of disability, the Executive shall reasonably cooperate, including, to the extent permitted by applicable law, by providing medical documentation, authorizing the Company or its representatives to communicate directly with medical providers and/or submitting to a medical examination by qualified doctors of the Company’s choosing and reasonably acceptable to the Executive. In the event that the Company terminates Executive’s employment pursuant to this Section 13.B, (in addition to any applicable insurance benefits) the Executive will be entitled to receive the Accrued Amounts through the date of termination, which shall be paid no later than thirty (30) business days following such termination date, and shall provide continued health care coverage as required by Part 6 of Title I of the Employee Retirement Income Security Act of 1974, as amended, and all other state and local laws (“COBRA Coverage”), to the Executive and his spouse and dependents as may be required by applicable law.

c)	Termination for Cause by the Company: The Company shall have the right at any time, upon written notice, to terminate the Executive’s employment for Cause (as hereinafter defined). If the Company terminates said employment for Cause, the Executive shall have no right to receive any further compensation, except for the Accrued Amounts. For purposes of this Article 13c. and 13d. hereof, the Company shall have “Cause” to terminate the Executive’s employment only upon:

i.	conviction in a final judgment by a court of competent jurisdiction (and after expiration or exhaustion of all available appeals procedures) of, or entry of any plea of “guilty” or nolo contendere to, any crime constituting a felony under the laws of the applicable jurisdiction, and in each case which involves dishonesty or moral turpitude, unless the Company determines in good faith that such felony and/or the penalties which may be imposed upon the Executive as a result thereof does not have, or may not reasonably be expected to have, a material adverse effect on the Company or on the Executive’s ability to perform his duties hereunder fully and effectively;

ii.	the commission of any willful act or omission that constitutes a material breach of this Agreement, including any willful, continued and repeated refusal or failure to perform any material duties reasonably required hereunder, which duties are consistent with the scope and nature of the Executive’s duties and responsibilities hereunder (other than such failure resulting from illness or disability); or

iii.	repeatedly engaging in any conduct in willful violation of any applicable written policy of the Company (following Executive’s receipt of a written warning from the Company with respect to such violation), which conduct, in the reasonable judgment of the Company, is materially detrimental to the business operations or reputation of the Company or any of its affiliates, taken as a whole.

d)	No termination for Cause shall be effective unless the Company’s written notice of termination specifies in reasonable detail the facts and circumstances claimed to provide a basis for termination and an effective date of such termination (a “Termination Notice”), and, if such is possible, affords the Executive a reasonable time thereafter to cure but in no event longer than thirty (30) calendar days. No act or failure to act by the Executive shall be considered “willful” if such act is done in the good-faith belief that such act is or was to be beneficial to the Company or one of its affiliates, or such failure to act is due to the Executive’s good-faith belief that such action would be materially harmful to the Company or one of its affiliates. No purported termination by the Company for Cause shall be effective without proper delivery to Executive of a Termination Notice within 90 days following the Company’s initial knowledge of the existence of the facts or circumstances constituting Cause.

e)	Termination Without Cause by the Company: The Company shall have the right to terminate the Executive’s employment hereunder without Cause by providing at least ninety (90) calendar days’ prior written notice thereof. If the Executive’s employment is terminated by the Company without Cause, the Company shall pay the Executive the following items to be constituted as a whole as a severance package (the “Severance”):

i.	through the date of termination of employment, the Accrued Amounts,

ii.	twenty-four (24) months following the Termination Date (the “Severance Period”), Annual Base Salary, at the rate in effect on the date of termination of the Executive’s employment, and Annual Bonus at Target.

iii.	the Incentive Bonus for which the Executive would otherwise have been eligible for the fiscal year in which the termination occurs (pro-rated based on the number of months remaining in such fiscal year),

3.	The Executive will respect a reasonable notice period in case of resignation from his position. The reasonable notice period is three months in all cases, unless the Company and

Executive agree otherwise. With the exception of those triggering events in Article 10.4 that have not been timely cured by the Company, (i) in case of resignation from his position by the Executive, the latter will not be entitled to the Severance. Any termination by the Executive for Good Reason as defined in Article 10.4 shall entitle the Executive to the Severance (Article 13 2 e i)-ii).

4.	The Executive will not be entitled to the Severance under this Agreement unless he executes a release of claims against the Company and its affiliated companies in a form reasonably acceptable to the Company and Executive. In the event that the Company and Executive cannot agree on a form of release within 60 days of the Termination Date, The Company shall advance 25% of the Severance Payment to Executive until a mutually agreeable release has been executed.

Article 14 – Internal Revenue Code Section 409A

1.	General. This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Payments of Non-Qualified Deferred Compensation (as such term is defined under Section 409A and the regulations promulgated thereunder) may only be made under this Agreement upon an event and in a manner permitted by Section 409A. Nevertheless, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither, the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A of the Code.

2.	Definitional Restrictions. Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable hereunder, or a different form of payment would be effected, by reason of your disability or termination of employment, such amount or benefit will not be payable or distributable to you, and/or such different form of payment will not be effected, by reason of such circumstance unless (i) the circumstances giving rise to such disability or termination of employment, as the case may be, meet any description or definition of “disability” or “separation from service,” as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any amount upon disability or termination of employment, however defined. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “disability” or “separation from service,” as the case may be, or such later date as may be required by subsection 3 below. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

3.	Treatment of Installment Payments. Each payment of termination benefits under Section 10 of this Agreement, including, without limitation, each installment payment shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

4.	Timing of Release of Claims. Whenever in this Agreement the provision of any payment or benefit is conditioned on your execution and non-revocation of a release of claims, such release must be executed, and all revocation periods shall have expired, within sixty (60) days after the date of termination of your employment, but the Company may elect to commence payment at any time during such sixty-day period

5.	Timing of Reimbursements and In-kind Benefits. If you are entitled to be paid or reimbursed for any taxable expenses under Article 12 of this Agreement and such payments or reimbursements are includible in your federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. Your rights to payment or reimbursement of expenses pursuant to Article 12 shall expire at the end of the twentieth (20th) year after the Effective Date. No right to reimbursement of expenses under Article 12 shall be subject to liquidation or exchange for another benefit.

Article 15 – Notification

All notices given hereunder shall be in writing and shall be deemed to have been duly given and received (i) when delivered personally, with receipt acknowledged in writing by the recipient, (ii) on the tenth business day after being sent by registered or certified mail (postage paid, return receipt requested), or (iii) one business day after being sent by a reputable overnight delivery service, postage or delivery charges prepaid, in each case to the parties at their respective addresses stated below; provided, that if the intended recipient of any notice hereunder refuses to acknowledge receipt thereof in writing, such notice shall be deemed to have been duly given on the date of such refusal. Any party may change its address for notice by giving notice of the new address to the other party in accordance with the provisions of this Section.

Article 16 – Severability

If, in any jurisdiction, any term or provision hereof is determined to be invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired, (ii) any such invalidity or unenforceability in a jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and (iii) the invalid or unenforceable term or provision shall, for purposes of such jurisdiction, be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Article 17 – Applicable Law/Jurisdiction

This Agreement shall be interpreted according to the internal laws of the State of New York, without regard to choice of law rules that would result in the application of the substantive laws of another state. If and to the extent any dispute is not subject to arbitration under Section 8(j) below, the parties hereby grant to the U.S. District Court for the Southern District of New York,

or the Supreme Court of the State of New York, New York County, exclusive jurisdiction to hear any such dispute arising out of or relating to this Agreement; no action may be instituted in any other venue.

Article 18 – Entire Agreement

The Agreement constitutes the entire agreement existing between parties, with respect to services performed hereunder during periods on and after the Effective Date. It replaces every other agreement and/or arrangement between parties to the extent that its provisions are incompatible with the provisions of the Agreement.

Article 19 – Arbitration

1.	To ensure rapid and economical resolution of any disputes that may arise under this Agreement or in connection with Executive’s employment or the termination of Executive’s employment with the Company, the Executive and the Company agree that any and all Employment Related Claims (as hereinafter defined) shall be resolved by confidential, final and binding arbitration (rather than trial by jury or court or resolution in some other forum) to the fullest extent permitted by law. Any arbitration proceeding pursuant to this Agreement shall be conducted by one arbitrator of the American Arbitration Association (“AAA”) under the then existing employment-related AAA arbitration rules. The arbitrator shall be a disinterested attorney appointed by the American Arbitration Association who has at least ten (10) years experience in the private practice of law and who shall be mutually acceptable to the parties. The defendant in such proceeding shall file an answer to the claim within sixty (60) days after commencement of the claim. The parties shall attend a hearing of the claim with the arbitrator within ninety (90) days after the commencement of the claim. The arbitrator’s decision shall be final and binding. The arbitrator shall have the power to award all legal or equitable relief that would have been available in a court of law, including the costs of arbitration, attorneys’ fees and punitive damages, when such damages are allowed under law.

2.	Except as expressly provided herein, the term “Employment Related Claims” means any dispute, claim or controversy against the Company, including its current and former officers or employees, or against Executive, arising out of Executive’s employment, the cessation of Executive’s employment or any terms or conditions of Executive’s employment, or arising out of this Agreement, including disputes or controversies relating to the interpretation, performance, enforcement or breach of this Agreement, which could have been brought before an appropriate government administrative agency or in an appropriate court. Notwithstanding the foregoing, the term “Employment Related Claims” does not include any claim, proceeding or action by the Company, arising in law or equity, to enforce the provisions of Section 4 above.

3.	Nothing contained in this provision is intended to, nor shall it, prevent, prohibit or otherwise interfere with Executive’s legal right to file a charge of discrimination with the U.S. Equal Employment Opportunity Commission or its state counterparts (collectively, the “EEO Authority”).

4.	Subject to Sections 8(j)(ii) and (iii) above, Arbitration pursuant to this Section shall be the exclusive means for resolution of Employment Related Claims, and Executive understands that, by signing this Agreement, he is waiving his right to obtain any legal or equitable relief from any government agency or court, and he also waives his right to commence any court action or to have a jury trial.

5.	If for any reason all or part of this arbitration provision is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other portion of this arbitration provision, but this provision will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable part or parts of this provision had never been contained herein, consistent with the general intent of the parties insofar as possible.

6.	To the extent any “Employment Related Claim” is deemed non-arbitrable and a court proceeding is filed, the parties agree to a trial without a jury or advisory jury.

Article 20 – Voluntary Execution

1.	The Executive certifies and acknowledges that the Executive has carefully read all of the provisions of this Agreement and that the Executive understands and will fully and faithfully comply with such provisions.

The parties have executed this Agreement as of the latest date written below.

/s/ Ulrich Michel
Ulrich Michel

Date:	7/29/13

Sirona Dental Systems, Inc.

By:	/s/Jeffrey T. Slovin
President & CEO

Date:	7/15/13